Concordia International Corp. Comments on CMA Statement of Objections Related to Liothyronine

•	Decisions on two other Concordia medications deferred

OAKVILLE, ON –November 21, 2017 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today commented on the issuance by the UK Competition and Markets Authority (the “CMA”) of a Statement of Objections (“SO”) to the Company and the former owners of the Company’s International segment, Hg Capital and Cinven, in relation to the pricing of liothyronine in the United Kingdom between November 2007 and July 2017.
A SO is an expression of a preliminary view by the CMA that a competition law infringement may have occurred.
The CMA pricing investigation, which commenced in October 2016, relates to three products, including liothyronine tablets. The Company has been informed by the CMA that, in relation to the other two products, one has been put on a slower investigative track while the other is not an administrative priority for the CMA currently.
The Company commented, “We do not believe that competition law has been infringed. The pricing of liothyronine has been conducted openly and transparently with the Department of Health in the UK over a period of 10 years. Over that time, significant investment has been made in this medicine to ensure its continued availability for patients in the UK, to the specifications required by the Medicines and Healthcare products Regulatory Agency in the UK. We will review the CMA’s preliminary position, as set out in its Statement of Objections, and we will be responding to it in detail. We continue to work co-operatively with the CMA as it proceeds with its investigation.”
The SO issued today includes matters that pre-date Concordia’s ownership of its International segment. Concordia acquired the International segment from Cinven and certain other sellers as a result of its transaction to purchase Amdipharm Mercury Limited (“AMCo”), which closed on October 21, 2015. The two former owners of AMCo, Cinven and Hg Capital, are also named in the Statement of Objections.
The timing of the SO in relation to the supply and pricing of liothyronine, coincides with the timing of the Closing Submissions that commence this week in the appeal by Flynn Pharma and Pfizer against the CMA’s decision that the pricing of phenytoin tablets was excessive and infringed competition law.
Capital Structure Realignment Update
As previously announced, the Company commenced a court proceeding under the Canada Business Corporations Act (the “CBCA”) in an effort to realign its capital structure. The Company continues to advance discussions with its debtholders in this effort, and is highly focused on realigning its capital structure on a consensual basis.
The CBCA is a Canadian corporate statute that includes provisions that allow Canadian corporations to restructure certain debt obligations, and is not a bankruptcy or insolvency statute. On October 20, 2017, the Ontario Superior Court of Justice (the “Court”) issued a preliminary interim order that provides a broad stay of proceedings in favour of the Company and all of its subsidiaries on the terms set out in the order. The commencement of the CBCA proceedings resulted in an event of default under each of the Company’s credit agreement, the indentures governing the Company’s 9.00% senior secured notes and 9.50% unsecured notes, and the Company’s currency swaps, all of which events of default are subject to the stay of proceedings granted by the Court.
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward-looking statements and information:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements relating to the CMA’s investigation (including, without limitation, pricing of liothyronine, transparency with the Department of Health and investments into the product to ensure it is available to patients), the CMA’s preliminary views that a competition law infringement may have occurred, the CMA’s investigations relating to certain of Concordia’s products being on a slower track or not being an administrative priority, Concordia’s response to the Statement of Objections, Concordia’s compliance with competition laws (including, without limitation, its belief that its supply of liothyronine in the United Kingdom did not infringe applicable competition laws), Concordia working co-operatively with the CMA, Concordia’s focus on realigning its capital structure on a consensual basis, discussions with Concordia’s lenders and their advisors with respect the proposed recapitalization transaction, a proposed recapitalization transaction, the completion of a proposed recapitalization transaction including obtaining any necessary approvals and the expected timing thereof, protection for the Company and its subsidiaries against defaults and any related steps or actions under CBCA proceedings and Concordia becoming a leader in European specialty, off-patent medicines. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with Concordia’s securities, risks associated with the

CMA investigation, including, without limitation, the inability to respond to any requests of the CMA in the time required by the CMA, the CMA considering Concordia’s representations prior to making any finding, Concordia failing to cooperate with the CMA in its investigation (which could result in fines being assessed against Concordia), Concordia failing to communicate a response to the SO, Concordia being found to have infringed competition laws, which could result in fines being imposed on Concordia and additional legal actions being commenced against Concordia, the CMA accelerating the progress of certain investigations or re-ordering its administrative priorities, the inability to negotiate with Concordia’s lenders, risks associated with a proposed recapitalization transaction including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner, the inability to reach a consensual transaction with holders of the Company’s debt, the CBCA process not providing the protection sought by Concordia, third parties not complying with the CBCA order and taking steps against Concordia and its subsidiaries, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrolment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com